SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Gulf Island Fabrication, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Louisiana	72-1147390
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

583 Thompson Road Houma, LA	70363
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Preference Share Purchase Rights	The Nasdaq Stock Market LLC (Nasdaq Global Select Market)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates:	N/A (If applicable)

Securities to be registered pursuant to Section 12(g) of the Act:	None

Item 1.	Description of Registrant’s Securities to be Registered

On March 24, 2009, the Company’s Board of Directors declared a dividend of one preference share purchase right for each outstanding share of common stock. The dividend was payable on March 25, 2009 to the Company’s shareholders of record on March 24, 2009. If the rights become exercisable, each right will entitle its holder to purchase 1/1,000th of a share of the Company’s Series A Participating Cumulative Preferred Stock at an exercise price of $30 per unit, subject to adjustment. The description and terms of the rights are set forth in the Rights Agreement dated March 25, 2009, between the Company and its rights agent, American Stock Transfer & Trust Company, LLC. The discussion below describes the Rights Agreement but is not complete and should be read together with the Rights Agreement, which is incorporated as an exhibit to this registration statement.

Issuance of Rights

Under the Rights Agreement, the Company will issue one preference share purchase right for each outstanding share of common stock outstanding as of March 24, 2009.

Initial Status of the Rights

The rights will not be exercisable immediately. Instead, the rights will attach to and trade with all outstanding shares of common stock. The rights will separate from the common stock and become exercisable upon the earlier of:

•

the tenth day following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the Company’s outstanding common stock (an “Acquiring Person”); or

•

the tenth business day, or any later date as determined by the Board prior to the time that any person or group becomes an Acquiring Person, following the commencement of or announcement of an intention to make a tender offer or exchange offer that, if consummated, would result in the person or group becoming an Acquiring Person.

Evidence of Rights

Until the rights become exercisable, are redeemed or exchanged, or expire:

•	the rights will be evidenced by and transferred with the common stock certificates;

•	new common stock certificates issued after March 24, 2009 will contain a notation incorporating the Rights Agreement by reference; and

•	any surrender for transfer of any common stock certificates will also constitute the transfer of the rights associated with the common stock represented by the certificates.

As soon as practicable after the rights become exercisable, the Company will mail rights certificates to the common shareholders who are eligible to receive rights. After the Company mails them, the separate rights certificates alone will evidence the rights. Until a right is exercised, the holder will have no rights as a shareholder, including the right to vote or to receive dividends.

Term of Rights

The rights will expire on March 25, 2012, unless the Company extends this date or redeems or exchanges the rights as described below.

Flip-In and Flip-Over Rights

After any person or group becomes an Acquiring Person, each holder of a right will be entitled to receive upon exercise that number of shares of the Company’s common stock having an aggregate market value of two times the exercise price of the right. However, all rights held by an Acquiring Person will be void and not exercisable.

In the event that the Company is acquired in a merger or other business combination transaction or the Company sells 50% or more of its consolidated assets or earning power after a person or group has become an Acquiring Person, each holder of a right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the right.

Adjustment

The exercise price and the number of preferred shares issuable upon exercise of the rights are subject to adjustment from time to time to prevent certain types of dilution. No fractional shares of preferred stock will be issued (other than fractions which are integral multiples of 1/1,000th of a share of preferred stock, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the closing market price of the preferred stock on the last trading day prior to the date of exercise.

Rights, Preferences, and Limitations of Rights

Preferred stock purchasable upon exercise of the rights will not be redeemable. Each share of preferred stock will entitle the holder to receive a preferential quarterly dividend payment of the greater of $1.00 or 1,000 times the dividends declared per share of common stock. In the event of liquidation, the holders of each share of preferred stock will be entitled to a minimum preferential liquidation payment of $1,000 per share, plus accrued and unpaid dividends thereon, and will be further entitled to an aggregate payment of 1,000 times the payment made per share of common stock. Each share of preferred stock will be entitled to have 1,000 votes and will vote together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which the common stock is exchanged, each share of preferred stock will be entitled to receive 1,000 times the amount received per share of common stock. These rights are protected by customary antidilution provisions. Because of the nature of the Company’s preferred stock dividend, liquidation and voting rights, the value of each 1/1,000th interest in a share of preferred stock should approximate the value of one share of the Company’s common stock. The preferred stock would rank junior to any other series of preferred stock.

Exchange and Redemption

After a person or group becomes an Acquiring Person, the Board of Directors may exchange the rights, other than the rights owned by an Acquiring Person which will have become void, in whole or in part, at an exchange ratio, subject to adjustment, of one share of common stock per right. The Company generally may not make an exchange after any person or group becomes the beneficial owner of 50% or more of the Company’s common stock.

The Company may redeem the rights in whole, but not in part, at a price of $.01 per right, at any time prior to any person or group becoming an Acquiring Person. The redemption of the rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Once redeemed, the rights will terminate immediately and the only entitlement of the rights holders will be to receive the cash redemption price.

Amendments

The Board of Directors may amend the terms of the rights without the consent of the rights holders. However, the Board may not cause a person or group to become an Acquiring Person by lowering the threshold below the percentage interest that such person or group already owns. After any person or group becomes an Acquiring Person, the Board of Directors may not amend the terms of the rights in any way that adversely affects the interests of the rights holders.

Miscellaneous

As of March 24, 2009, there were 14,293,033 shares of the Company’s common stock issued and outstanding. As long as the rights are attached to the common stock, the Company will issue one right with each new share of the common stock so that all shares will have rights attached.

Item 2:	Exhibits

1.	Amended and Restated Articles of Incorporation of the Company (incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the Commission on February 14, 1997 (Registration Number 333-21863)).

2.	Articles of Amendment for the Series A Participating Cumulative Preferred Stock, as filed with the Secretary of State of the State of Louisiana on March 25, 2009 (incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K, filed with the Commission on March 26, 2009 (File No. 000-22303)).

3.	Rights Agreement, dated March 25, 2009, between Gulf Island Fabrication, Inc. and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K, filed with the Commission on March 26, 2009 (File No. 000-22303)).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Gulf Island Fabrication, Inc.

By:	/S/ ROBIN A. SEIBERT

Name:	Robin A. Seibert
Title:	Vice President—Finance, Chief Financial Officer & Treasurer

Date: April 8, 2009

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